SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D
                          (Rule 13d-101)

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No. )*

                            ZILOG, INC.
-----------------------------------------------------------------
                         (Name of Issuer)

                   Common Stock, no par value
-----------------------------------------------------------------
                  (Title of Class of Securities)

                             98952410
                  ----------------------------
                          (Cusip Number)

                         James J. O'Brien
                     2420 Texas Commerce Tower
                      Fort Worth, Texas 76102
                          (817) 871-4000
-----------------------------------------------------------------
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                           July 20, 1997
      -------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b) (3) or (4), check the following box [ ].

                  (Continued on following pages)

_____________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                             Page 1 of 18 Pages




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CUSIP NO. 98952410              13D           Page 2 of 18 Pages


______________________________________________________________________
1.    Name of Reporting Person: TPG Partners II, L.P.


______________________________________________________________________
2.    Check the Appropriate Box if a Member of a Group:
                                                            (a) |_|
                                                            (b) |X|

______________________________________________________________________
3.    SEC Use Only


______________________________________________________________________
4.    Source of Funds: 00 - Contributions from Partners


______________________________________________________________________
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):


                                                                   |_|
______________________________________________________________________
6.    Citizenship or Place or Organization:  Delaware

                         _____________________________________________
                         7.    Sole Voting Power:  -0-

Number of Shares         _____________________________________________
Beneficially Owned By    8.    Shared Voting Power:  5,477,504*
Each Reporting Person
With                     _____________________________________________
                         9.    Sole Dispositive Power:  -0-

                         _____________________________________________
                         10.   Shared Dispositive Power: 5,477,504*


______________________________________________________________________
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      5,477,504

______________________________________________________________________
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares:

                                                              |_|
______________________________________________________________________
13.   Percent of Class Represented by Amount in Row (11):  27.1%(1)



______________________________________________________________________
14.   Type of Reporting Person:  PN





___________________

* The Reporting Person disclaims beneficial ownership of all shares of Zilog Common Stock.

(1) Assumes, pursuant to Rule 13d-1(e) under the Act, that there are 20,229,412 shares of Zilog Common Stock outstanding.



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CUSIP NO. 98952410              13D           Page 3 of 18 Pages




Item 1. Security and Issuer.

      This statement relates to shares of Common Stock, no par value (the "Stock"), of Zilog, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 210 East Hacienda
Avenue, Campbell, California 95008.

Item 2. Identity and Background.

      (a) This Schedule 13D Statement under the Securities
Exchange Act of 1934, as amended (the "Act"), is hereby filed by TPG Partners II, L.P., a Delaware limited partnership ("TPG").

      (b) - (c)

      TPG is a Delaware limited partnership, formed in 1997 to invest in securities of entities to be selected by its general partner. The principal business address of TPG, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TPG GenPar II, L.P. ("GenPar"), the sole general partner of TPG, is set forth below.

      GenPar is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TPG. The principal business address of GenPar, which also serves as its principal office, is 201 Main Street, Suite 2420, Forth Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TPG Advisors II, Inc. ("Advisors"), the sole general partner of GenPar, is set forth below.

      Advisors is a Delaware corporation, the principal business of which is serving as the sole general partner of GenPar. The principal business address of Advisors, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Advisors are as follows:



         NAME                 RESIDENCE OR        PRINCIPAL OCCUPATION
         TITLE              BUSINESS ADDRESS          OR EMPLOYMENT
         -----              ----------------          -------------

David Bonderman          201 Main Street,        Managing Partner of TPG
Chairman of the Board,   Suite 2420
President and Director   Fort Worth, TX  76102
of Advisors


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CUSIP NO. 98952410              13D           Page 4 of 18 Pages




         NAME                      RESIDENCE OR          PRINCIPAL OCCUPATION
         TITLE                 BUSINESS ADDRESS              OR EMPLOYMENT
         -----                 ----------------              -------------

James G. Coulter              600 California Street     Managing Partner of TPG
Executive Vice President      Suite 1850
and Director of Advisors      San Francisco, CA  94108

William S. Price              600 California Street     Managing Partner of TPG
Executive Vice President      Suite 1850
and Director of Advisors      San Francisco, CA  94108

Richard P. Schifter           1133 Connecticut Avenue,  Executive Vice
Executive Vice President      N.W.                      President of TPG
and Director of Advisors      Washington, D.C.  20036

James J. O'Brien              201 Main Street,          Chief Financial Officer
Vice President and Treasurer  Suite 2420                of TPG
of Advisors                   Fort Worth, TX  76102

Richard A. Ekleberry          201 Main Street,          General Counsel of TPG
Vice President and Secretary  Suite 2420
of Advisors                   Fort Worth, TX  76102



      (d) None of the entities or persons identified in this Item
2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or securities laws or finding any violation with respect to such laws.

      (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

      See Item 4 herein.

Item 4. Purpose of Transaction.

      On July 20, 1997, the Issuer and TPG entered into an
Agreement and Plan of Merger (the "Merger Agreement"), which is filed as Exhibit 7.1 and incorporated by reference herein.





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CUSIP NO. 98952410              13D           Page 5 of 18 Pages



Pursuant to the terms of the Merger Agreement, TPG has formed a wholly owned Delaware corporation ("Sub") and, subject to certain conditions being satisfied or waived, Sub will merge with and into the Issuer (the "Merger") with the Issuer being the surviving corporation (the "Surviving Corporation").

      Subject to the conditions of the Merger Agreement, in the Merger, (i) each outstanding share of Stock, other than certain shares for which an election to retain is made (each a "Retained Share"), will be converted into the right to receive an amount equal to $25.00 in cash and (ii) each Retained Share will be converted into one share of voting common stock of the Surviving Corporation ("Surviving Corporation Common Stock"). Notwithstanding the foregoing, the aggregate number of Retained Shares will equal 400,000 shares of Stock. Pursuant to the terms of the Stockholder Voting Agreement (as defined below), Warburg, Pincus Capital Company, L.P. has agreed to elect to retain 400,000 shares of stock. In the event that holders of Stock elect to retain more than 400,000 shares of Stock in the Merger, the number of shares elected shall be reduced pro rata so that there are no more than 400,000 Retained Shares.

      In addition, subject to the conditions of the Merger Agreement, pursuant to the Merger, the outstanding shares of capital stock of Sub will be converted into and become in the aggregate 3,600,000 shares of Surviving Corporation Common Stock and 2,000,000 shares of Class A non-voting common stock of the Surviving Corporation.

      In the Merger Agreement, the Issuer, TPG and Sub have each agreed to take all action necessary to delist the Stock from the New York Stock Exchange, Inc. following the effective time of the Merger and have each acknowledged that it is TPG's intent that the Surviving Corporation Common Stock will not be quoted on NASDAQ or listed on any national securities exchange.

      The Merger Agreement also provides that the directors of Sub immediately prior to the effective time of the Merger shall be the directors of the Surviving Corporation following consummation of the Merger until the next annual meeting of stockholders (or the earlier of their resignation or removal) and until their respective successors are duly elected.

      Also on July 20, 1997, TPG entered into a Stockholders Voting Agreement (the "Stockholders Voting Agreement") with Warburg, Pincus Capital Company, L.P. and Warburg, Pincus & Co. (the "Stockholders"), pursuant to which, in consideration of the covenants and agreements of TPG contained therein and in the Merger Agreement, and as an inducement to TPG to enter into the Merger Agreement, each Stockholder agreed to vote at any meeting of the Issuer's stockholders (or by written consent) all of each such Stockholder's shares of the Issuer (i) in favor of approving the Merger Agreement and the transactions contemplated thereby,
(ii) against any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer, or any other takeover proposal, and (iii) against any amendment to the Issuer's certificate of incorporation or bylaws or other proposal or transaction that would in any manner impede, frustrate, delay, prevent, or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. In the Stockholders Voting





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CUSIP NO. 98952410              13D           Page 6 of 18 Pages



Agreement, each Stockholder also agreed to grant to TPG upon request a proxy and full power of attorney to vote such Stockholder's shares of the Issuer in connection with the matters in the preceding sentence. The Stockholders Voting Agreement also imposes restrictions upon the transfer of the shares subject to the Stockholders Voting Agreement. A copy of the Stockholders Voting Agreement is included as Exhibit 7.2 to this Schedule 13D and is incorporated herein by reference.

      THE FOREGOING SUMMARIES OF THE MERGER AGREEMENT AND THE
STOCKHOLDERS VOTING AGREEMENT ARE QUALIFIED IN THEIR ENTIRETY BY
REFERENCE TO THE FULL AGREEMENTS WHICH ARE FILED AS EXHIBITS.

      Other than the transactions contemplated by the Merger
Agreement and Stockholders Voting Agreement, TPG has no plans or proposals required to be disclosed in this Item 4.



Item 5. Interest in Securities of the Issuer.

      (a) - (c) By reason of the Stockholders Voting Agreement, TPG may be deemed to be the beneficial owner of 5,477,504 shares of Stock (the "Securities"). These Securities represent approximately 27.1% of the outstanding shares of Stock. Except as described in this Schedule 13D, neither TPG nor, to the best of its knowledge, any of the persons listed in Item 2 above beneficially owns any shares of the Stock. Except as described in this Schedule 13D, neither TPG nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in the Stock during the past 60 days. By virtue of the limited nature of the Stockholders Voting Agreement, TPG expressly disclaims beneficial ownership of the Securities.

      (d)  Not applicable.

      (e)  Not applicable.

Item. 6 Contracts, Arrangements, Understandings or
        Relationship with Respect to Securities of the Issuer.

      See Item 4 with respect to the Merger Agreement and the Stockholders Voting Agreement.

Item 7. Material to be Filed as Exhibits.

      Exhibit 7.1 Agreement and Plan of Merger between TPG
Partners II, L.P. and Zilog, Inc. dated as of July 20, 1997
(incorporated by reference from the Issuer's Report of Form 8-K dated July 22, 1997 (file no. 1-13748)).

      Exhibit 7.2 Stockholders Voting Agreement among TPG
Partners II, L.P., Warburg, Pincus Capital Company, L.P. and
Warburg, Pincus & Co. dated as of July 20, 1997.




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CUSIP NO. 98952410              13D           Page 7 of 18 Pages


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      DATED:  July 30, 1997

                                  TPG PARTNERS II, L.P.,
                                  a Delaware limited partnership


                                  By: TPG GenPar II, L.P.,
                                      a Delaware limited partnership,
                                      General Partner


                                      By:  TPG Advisors II, Inc.,
                                           a Delaware corporation,
                                           General Partner


                                           By: /s/ James J. O'Brien
                                               James J. O'Brien
                                               Vice President





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CUSIP NO. 98952410              13D           Page 8 of 18 Pages




                           EXHIBIT INDEX

  EXHIBIT                      DESCRIPTION                            PAGE
  -------                      -----------                            ----
    7.1       Agreement and Plan of Merger between TPG Partners II,   n/a
              L.P. and Zilog, Inc. dated as of July 20, 1997
              (incorporated by reference from the Issuer's Report of Form 8-K dated July 22, 1997 (file no. 1-13748)).



    7.2       Stockholders Voting Agreement among TPG Partners II,     9
              L.P., Warburg, Pincus Capital Company, L.P. and
              Warburg, Pincus &  Co. dated as of July 20, 1997.






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